As filed with the Securities and Exchange Commission on May 24, 1996
                              Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                               SPARTA FOODS, INC.
             (Exact name of registrant as specified in its charter)

         Minnesota                                 41-1618240
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                     Identification No.)

                               2570 Kasota Avenue
                         St. Paul, Minnesota 55108-1505
                                 (612) 646-1888
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


              JOEL P. BAHUL, President and Chief Executive Officer
                               Sparta Foods, Inc.
                               2570 Kasota Avenue
                         St. Paul, Minnesota 55108-1505
                                 (612) 646-1888
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:
                                DANIEL A. YARANO
                            Fredrikson & Byron, P.A.
                            1100 International Centre
                             900 Second Avenue South
                          Minneapolis, Minnesota 55402
                                 (612) 347-7000


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.


     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being offered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ X ]

                         CALCULATION OF REGISTRATION FEE
================================================================================================================================
                                                                                            Proposed
                                                                   Proposed Maximum            Maximum           Amount of
Title of Each Class of                          Amount            Offering Price per          Aggregate         Registration
Securities to be Registered               to be Registered(1)           Unit(2)            Offering Price           Fee
- --------------------------------------------------------------------------------------------------------------------------------

Common Stock to be offered by                  2,560,000                 $1.56               $3,993,600            $1,377
Selling Shareholders
- --------------------------------------------------------------------------------------------------------------------------------
Common Stock to be offered                     2,560,000                 $1.56               $3,993,600            $1,377
by Selling Warrantholders Upon
Exercise of Outstanding Warrants(3)
- --------------------------------------------------------------------------------------------------------------------------------
Total                                          5,120,000                                     $7,987,200            $2,754
================================================================================================================================

     (1) Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement relates to the resale of an additional 5,120,000 shares of the Registrant's common stock issued in connection with the Company's Private Placement of Units on February 2, 1996 and to be resold in the same offering, as 1,654,115 shares of the Registrant's common stock, which are already registered for resale pursuant to post-effective Amendment No. 1 to Form SB-2 on Form S-3, Registration No. 33-89284. In connection with such prior Registration Statement an aggregate filing fee of $1,291.72 was paid on February 2, 1995 and May 5, 1995.

     (2) For purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, such amount is based upon the average of the high and low prices of the registrant's Common Stock on May 21, 1996 (a date within five business days prior to the date of filing).

     (3) Warrants are exercisable at $0.75 per share at any time on or before February 2, 1998.

     The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                               SPARTA FOODS, INC.

                        6,774,115 Shares of Common Stock



     This Prospectus relates to the offer and sale of up to 6,774,115 shares of Common Stock par value of $.01 per share, (the "Shares"), of Sparta Foods, Inc., a Minnesota corporation ("Sparta" or the "Company") by certain Selling Shareholders (the "Selling Shareholders"). Of such Shares, (i) an aggregate of 3,641,869 Shares may be offered and sold by certain Selling Shareholders of the Company's Common Stock, and (ii) an aggregate of 3,132,246 Shares may be offered and sold by certain Selling Shareholders who may exercise outstanding Warrants and resell the Shares pursuant to this Prospectus. See "Principal and Selling Shareholders." The Company will receive proceeds from any Warrants that may be exercised in connection herewith, but will not receive any proceeds from the sale of any Shares by the Selling Shareholders.

     The Selling Shareholders have advised the Company that all or a portion of the Shares offered by them may be sold from time to time by the Selling Shareholders. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold through one or more of the following: (a) ordinary brokerage or market making transactions and transactions in which the broker or dealer solicits purchasers; (b) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; and (c) purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, (the "Securities Act") in connection with such sales. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under this Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. The Company has agreed to maintain this registration until the earlier of the date the Selling Shareholders sell all of their Shares, Rule 144 is available to such Selling Shareholders or two years from the date of this Prospectus. See "Plan of Distribution."

     The Company will bear all expenses of the offering (estimated to be $20,000), except that the Selling Shareholders will pay any applicable underwriter's commissions and expenses, brokerage fees or transfer taxes, as well as any fees and disbursements of counsel and experts for the Selling Shareholders. The Company and the Selling Shareholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.

     The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "SPFO." The closing bid price of the Company's Common Stock on May 21, 1996, as reflected on the Nasdaq SmallCap Market was $1.56 per share.

                             -----------------------

                FOR INFORMATION CONCERNING CERTAIN RISKS RELATING
                 TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK
                        SEE "INVESTMENT CONSIDERATIONS."
                             -----------------------


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is May ____, 1996.

     No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering contemplated hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Suite 1400, Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60661). Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

     1. The Company's annual report on Form 10-KSB (Commission File No. 0-19318) for its 1995 fiscal year ended September 30, 1995.

     2. The Company's Form 10-KSB/A No. 1 (Commission File No. 0-19318) for its 1995 fiscal year ended September 30, 1995.

     3. The Company's report on Form 8-K (Commission File No. 0-19318) dated February 2, 1996.

     4. The Company's quarterly report on Form 10-QSB (Commission File No. 0-19318) for its fiscal quarter ended December 31, 1995.

     5. The Company's quarterly report on Form 10-QSB (Commission File No. 0-19318) for its fiscal quarter ended March 31, 1996.

     6. The description of the Company's Common Stock, $.01 par value, which is contained or incorporated by reference in the Company's Registration Statement on Form SB-2 (Commission File No. 0-019318) filed under the Securities Act of 1933, as amended, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein, therein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to A. Merrill Ayers, Chief Financial Officer, Sparta Foods, Inc., 2570 Kasota Avenue, St. Paul, MN 55108; Telephone (612) 646-1888.

                                   THE COMPANY

     Sparta manufactures a broad line of Mexican food products which include corn and flour tortillas, stone ground and corn flour tortilla chips, picante and marinade sauces and salsas. These products are distributed under the Company's own brand names and under private labels. The Company's own retail brands include La Canasta(R), La Campana Paradiso(R) and Mexitos(R) tortilla chips, Cruz(R) and La Campana Paradiso(R) press and die-cut flour tortillas, La Canasta(R), Mexitos(R) and Chapala(R) salsas and picante sauces. The Company also manufactures barbecue sauces and salsas for others under private label.

     The Company's branded retail products are sold in supermarkets located primarily in the midwestern United States, with selected products sold in Western Canada. The Company also produces its Mexican-style products for other food distributors under private labels, including Crystados(R) for Crystal Farms Refrigerated Distribution Company which distributes its products to retail stores in 16 states. Other private label products include Ken Davis(R) and Rudolph's(R) barbecue sauces utilizing the customer's proprietary recipes. In addition, the Company supplies over six thousand restaurants and other food service establishments through distributors that include Alliant Food Service, Inc., Sysco Corporation and J.P. Food Service, Inc. The Company places significant emphasis on the development of the food service market, and is currently an approved supplier to McDonald's, Chili's, Sysco, Garcia's, Casa Lupita's, Carlos O'Kelly's, Target Store's Food Avenues, Champps Americana, Benchwarmer Bobs, Rudolph's, Marriott Contract Feeding Installations, independent Perkins restaurants, the Minneapolis School System and the Minneapolis Target Center complex, among others.

     The Company is capitalizing on the significant growth in the sale of Mexican food products which has occurred in the United States over the past decade. Over the ten-year period ended in 1990, sales of soft tortillas in the United States grew from approximately $300 million to approximately $1.5 billion. Sales of tortilla chips recently exceeded $2.0 billion in annual sales. Retail sales of Mexican-style sauces, salsas and picante sauce equalled nearly $500 million in 1992. Management believes that this growth is partially a result of Mexican food products becoming less ethnic due to strong consumer acceptance. This is evidenced by the large number of non-Mexican restaurants currently offering such Mexican items as nachos, chips and salsa, fajitas, quesadillas, burritos and taco salads.

     Prior to 1994, the Company has spent significant time and resources through acquisition and internal product development to expand its production capabilities and its line of authentic Mexican food products and to establish a strong distribution network. Although these activities have increased sales, they have negatively impacted the Company's net income. The Company incurred net losses of $1,193,177 and $943,778 for the years ended September 30, 1994 and 1995, respectively. With the Company's acquisition and expansion activities completed, the Company has focused much of its efforts on implementing a comprehensive restructuring plan of the Company's financial position and operations in an effort to return the Company to profitability. Due in part to the impact of the Company's restructuring efforts, the Company incurred losses of $19,322 and $91,718 for the three month and six month periods ended March 31, 1996, respectively. The Company is now focusing its efforts on continuing to implement restructuring changes, and expand its existing business and enter carefully selected new geographic areas in the branded retail, private label and food service markets.


                            INVESTMENT CONSIDERATIONS

     The following factors should be carefully considered in evaluating an investment in any shares of Common Stock offered hereby.

Restructuring

     The Company incurred losses of $1,193,177, and $943,788 for the years ended September 30, 1994 and 1995 respectively. In the first quarter of fiscal year 1995, the Company hired Joel Bachul and A. Merrill Ayers as its new Chief Executive Officer and Chief Financial Officer, respectively, as part of an overall restructuring policy implemented by the Board of Directors. Pursuant to the Company's restructuring policy, the Company completed a comprehensive financial reorganization, consolidated its Lakeville operations into its St. Paul production facility, raised $1,280,000 pursuant to a private offering, and effectuated changes in connection with its products and production and distribution systems. As a result of the Company's restructuring efforts, the Company incurred a loss of $91,718 for the six month period ended March 31, 1996, compared to a loss of $512,379 for the same six month period ended March 31, 1995. Although the Company believes its restructuring efforts to date have had a positive impact on the Company's operations, the Company believes that it has not fully realized the impact of the restructuring changes that have been implemented to date. There is no assurance that the restructuring efforts completed to date will be adequate to enable the Company to reach profitability and that additional restructuring efforts will not be required. In addition, the success of the restructuring efforts to date have been due in part on the abilities of Messrs. Bachul and Ayers. The loss of either Mr. Bachul or Mr. Ayers would have a material adverse impact on the Company's ability to fully realize the benefits of the restructuring, implement additional restructuring if needed and ultimately attain profitability. The success of the restructuring also depends on the Company's ability to generate acceptable profits on its product sales, which will entail the necessity of making investments in product development and sales and marketing activities.

Significant Losses and Ability to Survive as a Going Concern

     The Company incurred losses of $1,193,177 and $943,778 in fiscal years 1994 and 1995, respectively, and the reports of the independent auditors on the Company's consolidated financial statements for the years ended September 30, 1994 and 1995 include an explanatory paragraph relating to the Company's ability to continue as a going concern. Such losses have occurred despite the fact that sales increased from approximately $11 million in fiscal 1994 to approximately $12 million in fiscal 1995. Sales increases in the past several years have been in large part the result of the acquisition of Mexican-style food companies and product lines. It is not yet clear, however, if the Company will be able to generate satisfactory earnings from new product sales generated as a result of these acquisitions. In addition, there is no assurance that the Company will be able to generate sufficient sales to be profitable in fiscal 1996. The Company has incurred a loss of $19,322 and $91,718 for the three month and six month periods ended March 31, 1996. Given its current financial position, there is no guarantee that the Company will be able to continue business operations if it were to incur material losses in fiscal 1996.

Sufficiency of Working Capital

     As of March 31, 1996, the Company had a cash balance of $27,114 and a negative working capital of $532,128. Additionally, as of the date of this Prospectus, the Company has substantially utilized amounts available under its bank line of credit. The Company estimates that as of March 31, 1996, there is an additional $205,000 which could be drawn under its bank line of credit. The amount available under this bank line of credit fluctuates daily based on the Company's eligible accounts receivable and inventory. The Company's line of credit, term note and capital notes are subject to various financial covenants, the violation of which could result in termination of the loan agreements which would require the Company to repay the loans in full. The Company has been in default of the financial covenants in the past. The bank waived such defaults, and the bank and the Company have amended such covenants based on fiscal 1996 financial projections. Although the Company believes it will be able to meet the requirement of the new covenants in the future, there is no assurance that the Company will not violate the covenants in the future or that the bank will waive any violations. In addition, the Company's ability to obtain additional equity capital may be limited and, if obtainable at all, would result in substantial dilution. Therefore, the Company's ability to fund its working capital requirements in the future will be almost entirely dependent on generating sales which equal or exceed the Company's fiscal 1995 sales and in achieving profitable operations in fiscal 1996. In addition, any unforeseen expense of a material nature would materially and adversely affect the Company's ability to fund its ongoing operations.

Competition

     The Mexican-style food manufacturing and distribution industry is highly competitive. Sparta is in competition with a number of manufacturers and distributors of Mexican-style food products and, to a limited extent, manufacturers of "snack foods," many of which are better capitalized than Sparta. Sparta will also be subject to future competition from other manufacturers, distributors and retailers who enter into the Mexican-style food and distribution industry. In the retail market, many of these competitors engage in extensive local and national advertising and marketing, and the brand names for products distributed by those competitors are significantly more recognizable to the consumer than Sparta's brand names. In addition, competition for shelf space in retail grocery stores is intense. In the food service market, the Company is competing with a number of regional and national producers of Mexican-style food products. Many of these competitors are better capitalized than the Company and have established sales organizations. No assurance can be given that Sparta will be able to compete as it expands its markets.

Reliance on Principal Customers

     Sparta has several customers who each accounted for a significant percentage of Sparta's sales in fiscal 1995. During that period, sales to Crystal Farms Refrigerated Distribution Company, Ken Davis Products, Inc., Catalina Specialty Foods, Inc. and Bradley Distributing, Inc. accounted for approximately 16%, 9%, 14% and 10% of Sparta's sales, respectively. The loss of any of the foregoing customers could have a material and adverse effect on Sparta's sales and profitability.

Raw Material Cost Fluctuations

     Sparta's operating results and financial condition may be adversely affected by uncontrollable market fluctuations in the availability and cost of its primary raw materials: corn, flour, cooking oil and tomato-based products. While all supplies are readily available from two or more sources and Sparta's purchasing program minimizes the chance of a supply interruption, any interruption in Sparta's corn or flour supply, which is received weekly, could cause an interruption of production which could be material depending upon the duration of such interruption. Sparta has experienced, during its fiscal year ending September 30, 1996, significant cost increases in the price of corn and flour. Sparta believes that its competitors, along with other food manufacturers, have also experienced similar price increases. Sparta has increased the price of its products in an effort to pass on such price increases to its customers, as it believes its competitors have done or will do. Although Sparta will attempt to continue to pass on price increases of its raw materials to its customers there is no assurance that its customers will accept such price increases. The Company has not yet experienced a decrease in sales as a result of the price increase of its raw materials. There is no assurance that its customers and other consumers of its products will not respond to the price increases by purchasing fewer of the Company's products, which could have a material adverse effect on the Company's sales.

Product Liability

     Sparta may be subject to significant liability should the consumption of any of its products cause injury, illness or death. Although Sparta carries product liability insurance in the aggregate amount of $2,000,000, with limits per occurrence of $1,000,000, there can be no assurance that this insurance will be adequate to protect Sparta against product liability claims, or that such insurance will continue to be available to Sparta on reasonable terms.

Government Regulation

     Sparta's business is subject to various federal, state and local environmental and health regulations. If Sparta were found not to be in compliance with such regulations, sanctions and penalties could be imposed which could materially and adversely affect Sparta's business.

Prior Market for Common Stock

     Sparta's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "SPFO." It is likely that a relatively small volume of sales or purchases of Sparta's Common Stock could have a significant impact on the prices quoted for such Common Stock. As a result of the limited market described above, the purchase price may not be indicative of the market price for the Shares offered hereby. While the Common Stock has been admitted for trading on the Nasdaq
SmallCap Market and Sparta currently satisfies the requirements for continued listing, such trading could be halted in the future for failure to meet Nasdaq maintenance requirements. No assurances can be given that Sparta will be able to continually satisfy the requirements for continued listing on the Nasdaq SmallCap Market. The high and low bid prices for shares of Sparta's Common Stock for the quarter ended March 31, 1996 were $1.56 and $.38 per share, respectively. On May 21, 1996, the closing price for Sparta's Common Stock as quoted on the Nasdaq SmallCap Market was $1.56 per share.


No Dividends

     The Company has paid no cash dividends on its Common Stock and does not anticipate paying any such dividends in the foreseeable future. The Company's current line of credit with its bank precludes the Company from declaring or paying dividends on its Common Stock without the bank's approval.

Anti-Takeover Provisions

     The Company's Articles of Incorporation provide that the Board of Directors may issue up to 1,000,000 shares of Preferred Stock, with such rights and preferences as may be determined from time to time by the Board of Directors, and to issue up to 15,000,000 shares of Common Stock without further shareholder approval. Issuance of such shares of Preferred or Common Stock could result in dilution of the voting power of Common Stock, adversely affect its holders in the event of liquidation of the Company, or delay or prevent a change in control of the Company. In addition, Section 302A.671 of the Minnesota Statutes, among other things, denies voting rights with respect to certain "control share"
acquisitions of the Company's Common Stock without prior approval of the Company's shareholders and Section 302A.673 of the Minnesota Statutes prohibits business combinations with any shareholder within five years of that shareholder's control share acquisition, made without approval of a committee of the Company's Board of Directors. The ability of the Board of Directors to issue additional Preferred or Common Stock and Minnesota Statutes could impede or deter a tender offer or takeover proposal regarding the Company. See "Description of Securities - Preferred Stock" and "- Control Share Acquisition."



                                 USE OF PROCEEDS

     Assuming all Selling Shareholders listed in this Prospectus exercise their Warrants to purchase an aggregate of 572,246 shares of Common Stock, the estimated net proceeds to be received by the Company are approximately $1,566,123 net of expenses. There is no obligation on the part of Selling Shareholders to exercise all or any portion of the outstanding Warrants. Based upon the current market price of the Company's Common Stock there is no assurance that the Warrants will be exercised. Thus, there can be no assurance that the Company will receive the estimated net proceeds or any proceeds from this offering. Any proceeds received will be used to repay existing debt and for general working capital purposes.


                              SELLING SHAREHOLDERS

     The following table sets forth, as of the date of this Prospectus, certain information regarding beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table, (iv) all executive officers and directors of the Company as a group and (v) the Selling Shareholders.


                                                Before the Offering                                    After the Offering
                                     ----------------------------------------               -------------------------------------
                                           Shares           Percentage of        Shares           Shares           Percentage of
                                        Beneficially         Outstanding          Being        Beneficially         Outstanding
Name and Address of                       Owned(1)           Shares(1)(13)     Offered(13)      Owned(1)             Shares(1)(13)
Beneficial Owner
SELLING SHAREHOLDER(14)

Carmen S. Abril-Lopez                      808,481(2)          12.1%             108,334          700,147              10.5%


Fredoon Anvary                             422,946(3)           6.3%             322,946          100,000               1.5%


Nicholas G. Grammas                        786,306(4)          11.8%             36,400           749,906              11.3%


Larry P. Arnold                            361,000(5)           5.4%             308,000          253,000              3.8%


Joel P. & Gail M. Bachul                   160,250(6)           2.4%             100,000          56,250                 *

A. Merrill & Eleanor Ayers                  39,750(7)            *                20,000          19,750                 *

Thomas C. & Elizabeth R. House              91,768(8)           1.3%             60,000           31,768                 *

Michael Kozlak                             256,000(9)           3.8%             200,000           6,000                 *

Raymond D. Nelson                          63,000(10)            *               60,000            3,000                 *

Richard H. Leepart                        168,000(11)           2.5%             100,000          68,000                 *

Edward K. Jorgenson                        43,000(12)            *               40,000            3,000                 *

Dr. Lee S. Chapman, P.A.                       80,000           1.2%             80,000             --                   *
Profit Sharing Plan & Trust

David M. Thymian and                           35,000            *               35,000             --                   *
Susan M. Thymian,
as joint tenants


Willard Rehbein                               154,000           2.3%             154,000            --                   *


Courtney W. Brown                              50,000            *               50,000             --                   *

Thomas Harkness                                27,000            *               27,000             --                   *

John P. Dirksen and                            27,000            *               27,000             --                   *
Emily W. Dirksen,
as joint tenants

Christianson Investment Company               108,000           1.6%             108,000            --                   *

George I. Kosmides                             54,000            *               54,000             --                   *

Deming L. Payne                                27,000            *               27,000             --                   *

Alvin S. Zelickson                             20,000            *               20,000             --                   *

Mitchell Krieger                              127,000            *               127,000            --                   *

James R. Whitmas                               20,000            *               20,000             --                   *

Stanley J. Johnson                            154,000           2.3%             154,000            --                   *

Sekhavat, Ltd. limited partnership            180,800           2.7%             180,500            --                   *

First Trust National Association,             140,500           2.1%             140,500            --                   *
as Trustee for
Richard A. Marks IRA

James W. Swenson                               54,000            *               54,000             --                   *

William R. Swanson and                         13,500            *               13,500             --                   *
Catherine A. Swanson,
as joint tenants

Donald R. Brattain                            662,000           9.9%             562,000          100,000              1.5%

Roger H. Frommelt and Carol                    28,000            *               28,000             --                   *
Frommelt,as joint tenants

David B. Eide and Mary Jo Eide,                18,000            *               18,000             --                   *
as joint tenants

John R. Dorgan                                  1,000            *                1,000             --                   *

Randy J. Sparling                               3,033            *                3,033             --                   *

James W. Rude                                   1,000            *                1,000             --                   *

Sportz Ink Inc.                                 9,100            *                9,100             --                   *

Stan G. Eilers and Carol R.                   144,200           2.2%             144,200            --                   *
Eilers, JT

Bradley R. Gerlach and Laura                  176,200           2.6%             176,200            --                   *
Gerlach, JT

John G. Kinnard & Company,                    303,700           4.6%             303,700            --                   *
Inc.


Thomas S. Vanyo                                19,702            *               19,702             --                   *

George Christopherson                         100,000           1.5%             100,000            --                   *

Jerome R. & Carolyn D. Larson                 200,000           3.0%             200,000            --                   *

Jay M. Applebaum                               68,000           1.0%             68,000             --                   *

Raymond A. Lipkin                             200,000           3.0%             200,000            --                   *

Russell & Kris Lilienthal                     100,000           1.5%             100,000            --                   *

James S. Vieburg                               40,000            *               40,000             --                   *

Bradley J. & Beth L. Martinson                100,000           1.5%             100,000            --                   *

Thomas R. McGuire                             100,000           1.5%             100,000            --                   *

Sheldon Chester                               100,000           1.5%             100,000            --                   *

Dennis La Valle                               140,000           2.1%             140,000            --                   *

Demetre M. Nicoloff                            93,000           1.4%             93,000             --                   *

Patrick M. Sidders                             40,000            *               40,000             --                   *

Okabena Partnership K                       1,200,000          18.0%            1,200,000           --                   *

Robert W. Gaines                              100,000           1.5%             100,000            --                   *

Thomas W. Gearou                              100,000           1.5%             100,000            --                   *

H. Vincent O'Connell                          100,000           1.5%             100,000            --                   *

Robert L. Gearou                              100,000           1.5%             100,000            --                   *


*Less than one percent.

     (1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of the date of this Prospectus, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group. For purposes of calculation, the percent of class owned after this offering, it was assumed that the officers, directors and principal shareholders will not be purchasing shares in this offering, unless otherwise indicated, each person named or included in the group has sole voting and investment power with respect to the shares of Common Stock set forth opposite his/her name.

     (2) Included in this amount are (a) 754,480 shares of common stock held by a trust of which Ms. Abril-Lopez is trustee and a beneficiary, (b) currently exercisable warrants to purchase 10,000 shares of common stock at a price of $.50 per share, and (c) a total of 10,667 options to purchase shares of common stock at $5.00 per share. Ms. Abril-Lopez served as a director of the Company until February 1996.

     (3) Included in this amount are (a) 200,000 shares held by the IFP Trust, of which Mr. Anvary is a trustee and a beneficiary, (b) currently exercisable warrants to purchase a total of 182,946 shares of common stock, of which 40,000 are held by IFP Trust and are exercisable at $4.50 per share, 92,373 are held by IFP Trust and are exercisable at $0.50 per share, 20,000 are held by Mr. Anvary and are exercisable at $4.50 per share and 30,573 are held by Mr. Anvary and are exercisable at $0.50 per share, and (c) options to purchase 40,000 shares of common stock at a price of $4.95 per share which are exercisable as of June 1, 1996. Mr. Anvary served as a director of the Company until February 1996.

     (4) Included in this amount are (a) currently exercisable warrants to purchase 8,400 shares of common stock at an exercise price of $0.50 per share, and (b) options to purchase 5,333 shares of common stock at $5.00 per share. Mr. Grammas served as an officer and director of the Company until October 1994.

     (5) Includes director's options to purchase 3,000 shares of common stock at $1.375 per share. Mr. Arnold currently serves as a member of the Company's Board of Directors.

     (6) Included in this amount are (a) currently exercisable Warrants to purchase 25,000 shares of Common Stock at an exercise price of $.50 per share and Warrants to purchase 50,000 shares of Common Stock at $.75 per share; (b) stock options to purchase 12,500 share of Common Stock at $1.75 per share; and
(c) options to purchase 18,750 shares of Common Stock at $.50. Mr. Bachul serves as the President, Chief Executive Officer and a director of the Company.

     (7) Included in this amount are (a) currently exercisable Warrants to purchase 10,000 shares of Common Stock of $.75 per share; (b) stock options to purchase 6,250 shares of Common Stock at $2.00 per share; and (c) stock options to purchase 12,500 shares of Common Stock at $.50 per share. Mr. Ayers serves as the Company's Chief Financial Officer.

     (8) This amount includes, (a) Warrants to purchase 30,000 shares at $.75 per share, (b) options to purchase 12,501 shares of Common Stock at $4.32 per share, (c) options to purchase 5,000 shares of Common Stock at $2.94 per share, and (d) options to purchase 12,500 shares of Common Stock at $1.50 per share. Mr. House serves as the Company's Vice President of Operations.

     (9) This amount includes director's options to purchase 6,000 shares of Common Stock at $.875 per share. Mr. Kozlak serves as the Company's Chairman of the Board of Directors.

     (10) This amount includes directors options to purchase 3,000 shares of Common Stock at $1.375 per share. Mr. Nelson serves as a member of the Company's Board of Directors.

     (11) This amount includes: (a) 40,000 shares beneficially owned by an affiliate of Mr. Leepart which he exercises voting and disposition power, and
(b) director options to purchase 3,000 shares of Common Stock at $1.375 per share. Mr. Leepart is a director of the Company.

     (12) This amount includes director options to purchase 3,000 shares of Common Stock at $1.375 per share. Mr. Jorgenson is a director of the Company.

     (13) Based on 6,662,799 shares of common stock issued and outstanding as of May 3, 1996. Each percentage calculation assumes the exercise of only those options and warrants held by the corresponding person or persons which are exercisable as of June 1, 1996.

     (14) Selling Shareholder may sell, at each Selling Shareholder's discretion, all or a portion of the Common Stock being offered pursuant to this Prospectus. There is no obligation on the part of the Selling Shareholders to sell any Shares pursuant to this offering or exercise any outstanding Warrants or sell the Common Stock received by such exercise.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders have advised the Company that all or a portion of the Shares offered by the Selling Shareholders hereby may be sold from time to time by the Selling Shareholders or by pledges, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following means: (a) ordinary brokerage or market making transactions and transactions in which the broker or dealer solicits purchasers;
(b) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; and (c) purchases by a broker or dealer as principal and resales by such broker or dealer for its account pursuant to this Prospectus. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Company and the Selling Shareholders have agreed to indemnify each other against certain liabilities, including liabilities arising under the Securities Act.



                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The following expenses will be paid by the Company in connection with the distribution of the shares registered hereby. The Company is paying all Selling Shareholder's expenses related to this offering, except the Selling Shareholders will pay any applicable broker's commissions and expenses, transfer taxes, as well as fees and disbursements of counsel and experts for the Selling Shareholder. All of such expenses, except for the SEC Registration Fee, are estimated.

           SEC Registration Fee .................................$   2,754
           NASD Fee .....................................................0
           Nasdaq listing fee ...........................................0
           Legal Fees and Expenses ..................................8,000
           Underwriter's Accountable Expenses ...........................0
           Accountants' Fees and Expenses ...........................3,000
           Printing Expenses ........................................3,000
           Blue Sky Fees and Expenses .............................  3,000
           Miscellaneous ...........................................   246
                    Total .........................................$20,000

Item 15.  Indemnification of Directors and Officers.

     Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

     Provisions regarding indemnification of officers and directors of the Company are contained in Article IV, Section 4.6 of the Company's Articles of Incorporation, as amended and Article V of the Company's Bylaws each of which are incorporated herein by reference.

     The Company and Selling Shareholders listed herein, have agreed to indemnify, under certain conditions, each other against certain liabilities arising under the Securities Act.


Item 16.          Exhibits


     Exhibit No.       Document

     5                 Opinion and Consent of Fredrikson & Byron, P.A.

     23.1              Consent of McGladrey & Pullen, LLP.

     23.2 Consent of Fredrikson & Byron, P.A. (included in their opinion filed as Exhibit 5).

     24 Power of Attorney from certain directors and officers (included on the "Signatures" pages hereto).

Item 17.  Undertakings.

     (a)      The undersigned Registrant hereby undertakes:

            (1) To file,  during any  period in which  offers or sales are being made, a  post-effective  amendment to this  Registration
                Statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events
                        arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement;

                 (iii)  To  include  any  material   information  with
                        respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                        Provided,  however,  that  paragraphs  (a)(1)(i)  and
                        (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
         Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on the 10th day of May, 1996.

                                       SPARTA FOODS, INC.


                                       By/s/ Joel P. Bachul
                                        Joel P. Bachul, President and
                                        Chief Executive Officer



     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the date indicated.

                               (Power of Attorney)

     Each person whose signature appears below constitutes and appoints Joel P. Bachul and A. Merrill Ayers, and each of them, as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to the Registration Statement on Form S-3 of Sparta Foods, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and for all intent and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


Signature                     Title                            Date


/s/ Joel P. Bachul           President, Chief Executive        May 10, 1996
Joel P. Bachul               Officer and Director
                             (principal executive officer)


                                             (Signatures on following page)

/s/ A. Merrill Ayers       Chief Financial Officer,              May 10, 1996
A. Merrill Ayers          (principal accounting officer)


/s/ Larry Arnold           Director                              May 10, 1996
Larry Arnold


/s/ Edward K. Jorgenson    Director                              May 10, 1996
Edward K. Jorgenson


/s/ Michael Kozlak         Director                              May 10, 1996
Michael Kozlak


/s/ Richard H. Leepart     Director                              May 10, 1996
Richard H. Leepart


/s/ R. Dean Nelson         Director                              May 10, 1996
R. Dean Nelson

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    EXHIBITS
                                       to
                         Form S-3 Registration Statement



                               Sparta Foods, Inc.
             (Exact name of Registrant as specified in its charter)



                                      INDEX

                                                       Sequential Page
                                                       Number in Sequential
Exhibit                                                Numbered Form S-3

5        Opinion and consent of Fredrikson & Byron, P.A.

23.1     Consent of McGladrey & Pullen, LLP.

23.2     Consent of Fredrikson & Byron, P.A.              See Exhibit 5

24 Power of attorney from directors (Included in signature page of this Registration Statement)